SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         The Hallwood Group Incorporated
             (Exact name of registrant as specified in its charter)

 Delaware                                                    51-0261339
 (State or other jurisdiction of                             (IRS Employer
 incorporation or organization)                              Identification No.)


 3710 Rawlins, Suite 1500, Dallas, Texas                     75219
 (Address of principal executive offices)                    (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [X]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

Securities Act registration statement file number to which this form relates....
 .......Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

10.0% Collateralized Subordinated Debentures      New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
--------------------------------------------------------------------------------
                                 Title of Class





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ITEM 1.           Description of Securities To Be Registered.
                  ------------------------------------------

         General.

     The 10.0% Collateralized Subordinated Debentures (the "10.0% Debentures") will be issued by the Hallwood Group Incorporated (the "Company") under an Indenture (the "New Indenture"), between the Company and Bank One, N.A., as trustee (the "New Indenture Trustee"). The 10.0% Debentures will be issued in fully registered form in the original aggregate principal amount of up to $20,555,443 in denominations of $100 or integral multiples thereof. The 10.0% Debentures mature on July 31, 2005. Interest on the 10.0% Debentures will accrue from the date of issuance at the rate of 10.0% per annum, payable quarterly on January 31, April 30, July 31 and October 31 of each year, commencing on July 31, 1998.

     10.0% Debentures may be redeemed at the election of the Company, at any time and from time to time, as a whole or in part, at a redemption price equal to 100% of the principal amount of 10.0% Debentures to be redeemed, together with accrued interest to the redemption date.

     Ranking; Contents of Security Pool.

     The 10.0% Debentures constitute senior subordinated Indebtedness (as defined in the New Indenture), subordinated to Senior Indebtedness, which is defined in the New Indenture as all Indebtedness of the Company, which, by its terms, is expressly senior in right of payment to the 10.0% Debentures. The 10.0% Debentures will be secured by a first and senior lien on all of the issued and outstanding capital stock of Brock Suite Hotels, Inc., an indirect wholly-owned subsidiary of the Company (the "Collateral") that will be pledged to the New Indenture Trustee. The 10.0% Debentures will also be secured by a subordinate and junior lien on a pool of assets (the "Security Pool") owned by the Company that is pledged to the trustee (the "Old Indenture Trustee") under an existing indenture (the "Old Indenture") for the benefit of the holders of the Company's 7% Collateralized Senior Subordinated Debentures due July 31, 2000 (the "7% Debentures"). The security interests in the Collateral and the Security Pool will be granted to the New Indenture Trustee pursuant to a Pledge and Security Agreement (the "Pledge Agreement") to be dated as of the date of the consummation of the Exchange Offer. The Security Pool consists of all of the issued and outstanding capital stock of the Brookwood Companies Incorporated
("BCI")  and  Hallwood  Hotels,   Inc.  ("HHI"),   each  a  direct  or  indirect
wholly-owned subsidiary of the Company. The stock of BCI (the "Brookwood Collateral") is also pledged to The Bank of New York pursuant to a first lien to secure the indebtedness of BCI (the "BCI Senior Indebtedness"), which constitutes Senior Indebtedness under both the Old Indenture and the New Indenture. The outstanding principal amount of the BCI Senior Indebtedness was $13,600,000 as of March 31, 1998. The lien in favor of the outstanding 7% Debentures that are secured by a lien on the Security Pool is senior to the lien of the 10.0% Debentures. Therefore, the lien to be granted on the Brookwood Collateral with respect to the 10.0% Debentures will constitute a third lien behind the prior liens of The Bank of New York and the Existing Debentures.

     Creation of Additional Security Interests.

     Pursuant to the terms of the New Indenture, the Company may not grant or create any security interest (defined as any mortgage, deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, encumbrance, lien, preference, security agreement or preferential arrangement) on any of the assets in the Security Pool with respect to other Indebtedness of the Company unless
(i) such security interest is permitted by the Old Indenture (for so long as it remains in effect), (ii) the aggregate Net Value (as defined in both the Old and New Indentures) of the assets in the Security Pool immediately following the granting or creating of such security interest is at least equal to the then aggregate outstanding principal amount of the Existing Debentures, that are then outstanding, if any, and the 10.0% Debentures that are then outstanding, and
(iii) such additional indebtedness does not exceed $25 million in the aggregate at any time. The Company may also grant an additional security interest in the Collateral to secure any additional Indebtedness of the Company that is also secured by an additional security interest on the assets in the Security Pool. To the extent the Company is not prohibited from granting or creating such a security interest with respect to other Indebtedness, such security interest may rank senior to the Lien of the Pledge Agreement (as defined in the New Indenture), in favor of the New Indenture, and the Company may require the New Indenture Trustee to transfer possession of the Collateral to the holder of such





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other  Indebtedness  in  connection  with such grant or  creation  of a security interest, provided that such assets remain subject to the Lien of the Pledge Agreement pursuant to an Intercreditor Agreement reasonably satisfactory to the New Indenture Trustee.

     The New Indenture provides that the Company may not create, incur, assume or suffer to exist any indebtedness having a stated maturity at the same time as or after the stated maturity of the 10.0% Debentures which, by its terms or the terms of the instrument creating or evidencing it, in any way prohibits or restricts the payment at stated maturity of the principal of the 10.0% Debentures in accordance with the terms of the 10.0% Debentures and the New Indenture.

     Release of Assets from Security Pool.

     The New Indenture Trustee shall take all steps reasonably required to release any part of the Security Pool from the lien granted in favor of the New Collateralized Debentures in connection with the sale of such asset by the Company if the proceeds thereof are used to satisfy senior and prior liens in accordance with the terms of the Old Indenture and if all remaining proceeds, if any, are used to redeem 10.0% Debentures or continue to serve as collateral for the 10.0% Debentures. Accordingly, the New Indenture Trustee may not release assets that comprise the Collateral or those assets that have been released from all prior liens in favor of Senior Indebtedness and the Existing Debentures (the "Free Security Pool Assets") from the Security Pool unless immediately thereafter the Company consummates a mandatory redemption or repurchase of the 10.0% Debentures in the amount of the New Indenture Release Amount (as defined in the New Indenture) or deposits with the New Indenture Trustee the New Indenture Release Amount. If an asset that is part of the Collateral or the Free Security Pool Assets is released from the lien granted to secure the 10.0% Debentures, in connection with a sale of such asset, an amount at least equal to the lesser of (i) the Net Value of such asset on the closing date of the exchange and (ii) the Net Proceeds (as defined in the New Indenture) received by the Company from the sale or release of an asset that is part of the Collateral or the Free Security Pool Assets must be used by the Company (A) simultaneously therewith, to redeem 10.0% Debentures at 100% of the principal amount thereof, together with accrued interest to the redemption date, or (B) substantially simultaneously therewith, to repurchase 10.0% Debentures in the open market or privately for an aggregate amount at least equal to the net proceeds from the sale of such asset, or (C) simultaneously therewith, for deposit in a special account maintained by the New Indenture Trustee for the benefit of the holders of 10.0% Debentures. 10.0% Debentures will constitute secured indebtedness of the Company and will rank on a parity with the 7% Debentures.

     Events of Default.

     "Event of Default" under the New Indenture, means any one of the following events: (a) the Company defaults in (i) the payment of the principal of (or premium, if any, on) the 10.0% Debentures at maturity; or (ii) the payment of any interest on the 10.0% Debentures when such interest becomes due and payable and such default continues for a period of 30 days; or (b) if, upon release by the New Indenture Trustee of an asset in the Security Pool the Company fails to
(A) redeem an aggregate principal amount of the 10.0% Debentures equal to the lesser of the Net Value (as defined in the Indenture) of such asset on the date of issuance of the 10.0% Debentures or the Net Proceeds (as defined in the New Indenture) of the sale of such asset, (B) repurchase 10.0% Debentures in the open market or private transactions in an amount equal to the value of the released assets or (C) deposit in a special account maintained by the New Indenture Trustee, the consideration received in exchange for any asset released from the Lien of the Pledge Agreement (as defined in the New Indenture) in order to effect its sale; (ii) the Company grants or creates any security interest on any of the assets in the Security Pool with respect to other Indebtedness of the Company (but excluding Indebtedness incurred in connection with the refinancing of any such Indebtedness existing on the date of the New Indenture to the extent that the holders of such Indebtedness are entitled to the benefit of an existing Lien on any assets in the Security Pool) unless (i) such security interest is permitted by the Old Indenture (for so long as it remains in effect), (ii) the aggregate Net Value of the assets in the Security Pool immediately following the granting or creating of such security interest is at least equal to the then aggregate outstanding principal amount of the 7% Debentures that are then outstanding, if any, and the 10.0% Debentures, and (iii) such additional Indebtedness does not exceed $25 million in the aggregate at any time; or (c)
(i) the Company fails to maintain in the City of Boston, Massachusetts, an office or agency where 10.0% Debentures may be presented for exchange and where notices and demands to or upon the Company in respect of the 10.0% Debentures may be served, (ii) (A) if the Company at any time acts as its own paying agent and fails, on or before each due date (including upon acceleration, optional or mandatory redemption or otherwise) of the principal of, or interest on, any of





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the principal of, or interest on, any of the 10.0% Debentures,  to segregate and hold in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the New Indenture Trustee) the Company fails promptly to notify the New Indenture Trustee of such action or any failure so to act; (B) the Company fails, on or before each due date (including upon acceleration, optional as mandatory redemption or otherwise) of the principal of (and premium, if any, on), or interest on, any 10.0% Debentures, deposit with a paying agent a sum in same day funds with respect to the payment of principal (and premium, if any, on) or interest sufficient to pay the principal (and premium, if any, on) or interest so becoming due, such sum to be held in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the New Indenture Trustee) the Company fails promptly to notify the New Indenture Trustee of such action or any failure so to act; (C) the Company fails to cause each paying agent other than the New Indenture Trustee to execute and deliver to the New Indenture Trustee an instrument in which such paying agent shall agree with the New Indenture Trustee that such paying agent will: (x) hold all sums held by it for the payment of the principal of (and premium, if any, on) or interest on 10.0% Debentures in trust for the benefit of the persons entitled thereto until such sums shall be paid and delivered to such persons or otherwise disposed of as herein provided; (y) the Company fails to give the New Indenture Trustee notice of any default by the Company (or any other obligor upon the 10.0% Debentures) in the making of any payment of principal (and premium, if any, on) or interest; and (z) at any time during the continuance of any such default, upon the written request of the New Indenture Trustee, the Company fails to pay to the New Indenture Trustee all sums so held in trust by such paying agent; (iii) the Company creates, incurs, assumes or suffers to exist any indebtedness having a stated maturity at the same time as or after the stated maturity of the 10.0% Debentures which, by its terms or the terms of the instrument creating or evidencing it, in any ways prohibits or restricts the payment at stated maturity of the principal of the 10.0% Debentures in accordance with the terms of the 10.0% Debentures and the New Indenture; (iv) the Company fails to cause its subsidiaries to preserve, renew and keep in full force and effect its corporate existence, and take all reasonable action to maintain all material rights (charter and statutory), privileges and franchises necessary or desirable in the normal conduct of its business; (v) the Company fails to deliver the compliance certificates required by the New Indenture; (vi) the Company fails to notify the New Indenture Trustee in the manner specified in the New Indenture when an Event of Default occurs;
(vii) the Company at any time insists upon, or pleads, or in any manner whatsoever claims or takes the benefit or advantage of, any stay or extension law or any usury law or other law, which would prohibit or forgive the Company from paying all or any portion of the principal of, premium, if any, or interest on the 10.0% Debentures; (viii) (A) the Company or any of its subsidiaries commences any case, proceeding or other action (x) under any existing or future
law  of  any  jurisdiction,   domestic  or  foreign,   relating  to  bankruptcy,
insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (y) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Company or any of its subsidiaries shall make a general assignment for the benefit of its creditors; (B) there shall be commenced against the Company or any of its subsidiaries any case, proceeding or other action of a nature referred to in clause (A) above which (x) results in the entry of an order for relief or any such adjudication or appointment or (y) remains undismissed, undischarged or unbounded for a period of 60 days; or (C) the Company or any of its subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due. In addition, the New Indenture provides that the occurrence of an Event of Default under the Old Indenture constitutes an Event of Default under the New Indenture.

     Modification.

     The Company may make certain modifications by supplemental indenture without the consent of holders of 10.0% Debentures, if such modification (i) evidences the succession of and assumption by another person of the covenants of the Company; (ii) adds to the covenants of the Company for the benefit of the holders of the 10.0% Debentures or surrenders any right or power conferred upon the Company; (iii) secures the 10.0% Debentures; or (iv) does not adversely affect the right of any holders of 10.0% Debentures. All other modifications by the Company may be made by supplemental indenture only with the consent of holders of a majority in principal amount of 10.0% Debentures then outstanding, except for (i) modifications to the maturity date; (ii) the interest payment terms; (iii) the outstanding principal amount; (iv) the redemption premium; (v) rights of holders of 10.0% Debentures to enforce payments; (vi) the mandatory redemption or repurchase requirements; (vii) the 10.0% Debentures required for modification; or (viii) subordination provisions, and selection by the New
Indenture Trustee in cases of partial redemption, any of which require the consent of all holders of 10.0% Debentures then outstanding.

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     The Trustee.

     Bank One, N.A., will serve as the new Indenture Trustee. The New Indenture provides that during the existence of an Event of Default, the New Indenture Trustee will exercise the rights and powers vested in it by the New Indenture, using the same degree of care and skills as a prudent person would exercise under the circumstances in the conduct of its own affairs. The New Indenture Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the New Indenture) it must eliminate such conflict or resign.

     Pursuant to the terms of the New Indenture, the New Indenture Trustee is authorized to take action with respect to any request, demand or other action of the holders of a majority of the principal amount of outstanding 10.0% Debentures. The New Indenture provides for the indemnification of the New Indenture Trustee and each of its officers, directors, attorneys in fact and agents for, any loss liability or expense, including costs and expenses, incurred without negligence or bad faith on the part of such persons arising out of, or in connection with, of defending itself in connection with the administration of, or exercise or performance of any of the New Indenture Trustee's powers or duties under the New Indenture.

ITEM 2.           Exhibits.
                  --------

I.       1        Second Restated  Certificate  of Incorporation of  the Company
                  filed as Exhibit 4.2 to the Company's registration statement on Form S-8, File No. 33-63709 and incorporated herein by reference.

         2 Restated Bylaws of the Company, filed as Exhibit 3.2 to the Company's annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 1-8303 and incorporated herein by reference.

         3 Indenture Agreement, and related Pledge Agreement, dated as of March 2, 1993, among Norwest Bank Minnesota, National Association, Trustee, and the Company regarding 7% Collateralized Senior Subordinated Debentures due July 31, 2000, filed as Exhibit 4.2 to the Company's Form 10-Q for the fiscal quarter ended January 31, 1993, File No. 1-8303 and incorporated herein by reference.

         4        Specimen Certificate for 10.0% Debentures.

         5 Form of Indenture Agreement and related Pledge and Security Agreement among Bank One, N.A., Trustee, and the Company, regarding 10.0% Collateralized Subordinated Debentures due July 31, 2005, filed herewith.

II.      Not applicable.





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   August 4, 1998            THE HALLWOOD GROUP INCORPORATED



                                   By:     /s/ Melvin J. Melle
                                           -------------------------------------
                                           Melvin J. Melle, Vice President,
                                           Chief Financial Officer and Secretary





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